SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number           0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan  48801

Firstbank Corporation

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2010 and 2009

FIRSTBANK CORPORATION 401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2010 and 2009

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplementary Information as of December 31, 2010

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16-17

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Firstbank Corporation
Firstbank Corporation 401(k) Plan
311 Woodworth Ave
Alma, Michigan  48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The December 31, 2010 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/Rehmann Robson, P.C.
REHMANN ROBSON
June 22, 2011
Saginaw, Michigan

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
ASSETS
Investments at fair value
Mutual funds	$18,737,385	$17,447,778
Firstbank Corporation common stock	1,958,289	2,729,975
Money market fund	1,230,385	1,144,230

Total investments at fair value	21,926,059	21,321,983

Receivables
Notes receivable from participants	614,720	459,777
Accrued income	4,998	4,471

Total receivables	619,718	464,248

Total assets	22,545,777	21,786,231

LIABILITIES
Accrued expenses	19,968	18,592
Excess contributions payable	-	3,798

Total liabilities	19,968	22,390

Net assets available for benefits	$22,525,809	$21,763,841

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2010	2009
Additions to net assets attributed to
investment income
Dividend income	$375,674	$422,533
Interest income	373	2,302

Total investment income	376,047	424,835

Contributions
Participant	956,045	997,963
Employer	537,682	553,250
Rollover	21,594	34,475

Total contributions	1,515,321	1,585,688

Interest income – notes receivable from participants	25,606	21,207

Total additions	1,916,974	2,031,730

Deductions from net assets attributed to
Benefits paid to participants	2,391,975	983,703
Administrative and other expenses	81,876	70,156

Total deductions	2,473,851	1,053,859

Net appreciation in aggregate fair value
of investments	1,318,845	3,905,712

Net increase	761,968	4,883,583

Net assets available for benefits
Beginning of year	21,763,841	16,880,258

End of year	$22,525,809	$21,763,841

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement, for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees who are at least 21 years of age and have completed 90 days of service.  The Plan is primarily designed to allow participants to make elective contributions to the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make additional “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Firstbank Corporation (the “Company,” “Employer,” or “Sponsor”) may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution of 100% of the first 3% of the compensation and a 60% match on contributions from 3% to 5% of the compensation.  Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds, a money market fund, and shares of Firstbank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Contributions received from participants in 2009 are net of payments of $3,978 made in 2010 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  The Plan reimbursed these excess deferral contributions to the participants during 2010.  The amount is also included in the Plan’s statement of net assets available for benefits as “excess contributions payable” at December 31, 2009.  There were no such excess contributions payable for the Plan year ended December 31, 2010.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, when made, an allocation of Plan earnings and forfeitures, and charged with an allocation of administrative expenses paid directly by the Plan, as applicable.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions and the Company matching contribution plus actual earnings thereon for funds contributed after January 1, 2008.  Prior to 2008, vesting in Company matching contributions were based on years of completed service, as defined by the Plan agreement.  A participant becomes 100% vested in the Company matching contributions made prior to January 1, 2008, after six years of credited service.  The Plan was amended effective December 31, 2002, to allow all participants to become 100% vested in contributions previously made under the Employer Stock Ownership Plan (ESOP) feature of the amended Plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance less the amount of their ESOP balance, under a previously amended plan, or $50,000, whichever is less.  The notes receivable are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100% of the vested interest in his or her account balance.  For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account.  All distributions are made in a lump-sum distribution.  A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash.  The Plan also permits withdrawals of active participants’ retirement savings or rollover account only in amounts necessary to satisfy financial hardships as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants.  Employer cash contributions were reduced by $21,285 from forfeited nonvested accounts during 2010.  There were no forfeitures used to reduce employer cash contributions during 2009.  At December 31, 2010 and 2009, forfeited non-vested accounts balances totaled $26,697 and $40,946, respectively.  These accounts are expected to be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, record keeping, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Trustee fees and other professional fees related to the investment and administration services of the Plan’s assets are paid by the Plan.  Participants are charged directly for loan fees and fees related to distribution types not described above.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  Participant loans have been reclassified from investments to “notes receivable from participants” in the accompanying 2009 statement of net assets available for benefits; interest income from participant loans has also been reclassified and is presented separately as “interest income – notes receivable from participants” in the 2009 statement of changes in net assets available for benefits.

In January, 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009.  The adoption of ASU 2010-06 is not expected to have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes called for are related to fair value measurement disclosures only.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2010	2009
Investments at fair value
Mutual funds
T Rowe Price Retirement 2030 Fund	$3,128,777	$2,678,261
T Rowe Price Retirement 2020 Fund	2,871,845	2,251,900
Dodge & Cox International Stock Fund	1,636,552	1,658,700
T Rowe Price Retirement 2015 Fund	1,296,897	1,463,459
Dodge & Cox Stock Fund	1,207,549	1,197,502

Common stock
Firstbank Corporation common stock	1,958,289	2,729,975

Money market fund
Northern Diversified Asset Fund	1,230,385	1,144,230

Other investments less than 5% of the
Plan’s net assets available for benefits	8,595,765	8,197,956

Total	$21,926,059	$21,321,983

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2010	2009

Firstbank Corporation common stock	$(812,840)	$153,488
Mutual funds	2,131,685	3,752,224

Net appreciation	$1,318,845	$3,905,712

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds: Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Firstbank Corporation common stock is valued at the closing price reported on the Nasdaq Stock Market Exchange in which the individual securities are traded.

Money market fund:  Shares held in the money market fund are comprised primarily of government, bank and commercial obligations with individual maturities of one year or less and an average maturity of 48 days.  The composition of securities is structured to maintain a value of $1 per share.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2010	Level 1	Level 2	Level 3	Total

Mutual funds	$8,978,390	$-	$-	$8,978,390
Growth and income funds	2,288,290	-	-	2,288,290
Growth funds	2,111,423	-	-	2,111,423
Index funds	2,072,352	-	-	2,072,352
Value funds	1,711,901	-	-	1,711,901
International funds	814,728	-	-	814,728
Income funds	460,890	-	-	460,890
Short term government funds	294,549	-	-	294,549
Intermediate government funds	4,862	-	-	4,862
Short term bond

Total mutual funds	18,737,385	-	-	18,737,385

Firstbank Corporation common stock	1,958,289	-	-	1,958,289

Money market fund	-	1,230,385	-	1,230,385

Total investments at fair value	$20,695,674	$1,230,385	$-	$21,926,059

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2009	Level 1	Level 2	Level 3	Total

Mutual funds
Growth and income funds	$8,163,232	$-	$-	$8,163,232
Index funds	2,103,842	-	-	2,103,842
Growth funds	2,102,025	-	-	2,102,025
Value funds	2,025,506	-	-	2,025,506
International funds	1,741,328	-	-	1,741,328
Income funds	963,557	-	-	963,557
Short term government funds	348,288	-	-	348,288

Total mutual funds	17,447,778	-	-	17,447,778

Firstbank Corporation common stock	2,729,975	-	-	2,729,975

Money market fund	-	1,144,230	-	1,144,230

Total investments at fair value	$20,177,753	$1,144,230	$-	$21,321,983

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and annual audit of the Plan are paid by the Plan sponsor.  Trustee fees and other professional fees related to the investment and administration of the Plan’s assets during 2010 and 2009 were paid by the Plan to Greenleaf Trust (“Greenleaf”) and amounted to $81,876 and $70,156, respectively.  Accrued expenses in the amount of $19,968 and $18,592 were payable entirely to Greenleaf as of December 31, 2010 and 2009, respectively.  Greenleaf is the custodian and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2010 and 2009, represents a party-in-interest investment.  The 334,179 and 324,225 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2010 and 2009, respectively, represent approximately 4.3% and 4.2% of the Company’s total outstanding shares of common stock as of those dates.

The Plan offers an investment in a money market fund, which is managed by Northern Trust. As Northern Trust is custodian of such assets, this investment qualifies as a related party transaction.
Cash dividends of $26,258 and $125,514 were paid to the Plan by Firstbank Corporation during 2010 and 2009, respectively, based on shares of common stock held by the Plan on the dates of declaration.  This dividend income is included in the amount reported as dividends in the statements of changes in net assets available for benefits.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	INCOME TAX STATUS

The Plan is in the process of applying with the Internal Revenue Service (“IRS”) to obtain a tax determination letter.  The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.  Any unallocated assets of the Plan should be allocated to participant accounts and distributed in such a manner as the Company may determine.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities in a money market fund, mutual funds and Firstbank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of investments at fair value reported in these financial statements to the amounts reported on Schedule H to the Form 5500 at December 31:

	2010	2009

Investments at fair value reported in these financial statements	$21,926,059	$21,321,983

Notes receivable from participants	614,720	459,777

Investments reported on Schedule H to Form 5500	$22,540,779	$21,781,760

The following is a reconciliation of investment income reported in these financial statements for the years ended December 31 to the amounts reported on Schedule H to Form 5500:

	2010	2009

Investment income reported in these financial statements	$376,047	$424,834

Interest income - notes receivable from participants	25,606	21,207

Investment income reported on Schedule H to Form 5500	$401,653	$446,041

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans are recorded on the Schedule H to the Form 5500 as an investment, while participant loans are reported as “notes receivable from participants” in the caption receivables in the accompanying financial statements.  Additionally, interest income from participant loans is reported on the Schedule H to the Form 5500 as investment income, while interest income from participant loans are reported as “interest income – notes receivable from participants” in these financial statements, as described in Note 1.

* * * * *

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

PLAN #002

EIN 38-2633910

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value

	T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 181,063 Shares	$3,128,777

	T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 174,686 Shares	2,871,845

	Dodge & Cox	Dodge & Cox International Stock Fund, 45,829 Shares	1,636,552

	T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 109,075 Shares	1,296,897

	Dodge & Cox	Dodge & Cox Stock Fund, 11,206 Shares	1,207,549

	T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 62,524 Shares	1,089,161

	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares, 99,867 Shares	1,058,588

	Fidelity	Fidelity Advisor New Insight CLI, 41,609 Shares	838,008

	Columbia Management Funds	Columbia Acorn Fund, 26,221 Shares	791,607

	T. Rowe Price	T. Rowe Price Personal Income Fund, 41,565 Shares	666,709

	T. Rowe Price	T. Rowe Price Mid Cap Growth, 11,254 Shares	658,675

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 13,333 Shares	481,987

	Vanguard	Vanguard Short Term Treasury Fund, 43,154 Shares	460,890

	T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 29,628 Shares	454,499

	Vanguard	Vanguard 500 Index Fund Signal Shares, 4,349 Shares	416,091

			(Continued)

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

PLAN #002

EIN 38-2633910

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value

	Columbia Management Funds	Columbia Small Cap Value I Fund CI Z, 8,152 Shares	$382,816

	Vanguard	Vanguard Mid Cap Index Signal Shares, 11,050 Shares	321,444

	Vanguard	Vanguard Small Cap Index Fund Signal Shares, 10,062 Shares	315,300

	Vanguard	Vanguard Intermediate Term Treasury Fund, 25,997 Shares	294,549

	T. Rowe Price	T. Rowe Price Retirement Income Fund, 11,291 Shares	148,019

	T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 7,897 Shares	76,917

	Vanguard	Vanguard Total International Stock Index Fund, 4,781 Shares	75,349

	T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 5,193 Shares	60,294

	Vanguard	Vanguard Short Term Corporate Fund, 452 Shares	4,862

	Total mutual funds		18,737,385

*	Firstbank Corporation	334,179 shares of common stock	1,958,289

*	Northern Diversified Asset Fund	Money market fund, 1,230,385 shares	1,230,385

			21,926,059

*	Notes receivable from participants	Maturing through 2020 with interest rates ranging from 4.25% to 9.25%, collateralized by participant account balances	614,720

	Total		$22,540,779

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN

	By:	Firstbank Corporation
Plan Administrator

	By:	/s/David L. Miller
David L. Miller
Vice President of Human Resources
Date: June 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm